UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Active Power, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00504W100

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

John K. Penver

Chief Financial Officer

2128 W. Braker Lane, BK12

Austin, Texas 78758

(512) 836-6464

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Derek L. Willis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 S. Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$729,574.23	$40.71

*	Estimated solely for the purposes of calculating the Amount of the Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to the offer. The eligible options outstanding as of June 30, 2009 have an aggregate value of $729,574.23, calculated using a modified Black-Scholes option pricing model with assumptions as of July 13, 2009.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-3(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Active Power, Inc., a Delaware corporation (“Active Power” or the “Company”), to allow eligible employees to exchange certain outstanding options to purchase shares of the Company’s common stock with exercise prices greater than $0.95 per share for new options that cover a lesser number of shares of our common stock as set forth under the Offer to Exchange Certain Options for New Options dated July 16, 2009 (the “Offer to Exchange”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The name of the issuer is Active Power, Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 2128 W. Braker Lane, BK12, Austin, Texas 78758. Active Power’s telephone number is (512) 836-6464. The information set forth in the Offer to Exchange under Section 10, “Information concerning the Company,” is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Active Power to holders of certain outstanding options to purchase its common stock granted under the Company’s 2000 Stock Incentive Plan (the “Active Power Stock Plan”), to exchange certain of their outstanding options to purchase Active Power common stock with exercise prices greater than $0.95 per share for new options that cover a lesser number of shares of our common stock with a per share exercise price set at the fair market value of a share of the Company’s common stock at the end of the offer period and upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the email to all eligible employees from James Clishem, dated July 16, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

As of June 30, 2009, there were options to purchase 2,851,000 shares of Active Power common stock outstanding and eligible to participate in this Offer.

(c)	Trading market and price.

The information with respect to the Company’s common stock set forth in the Offer to Exchange under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of new options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of new options” (Section 9), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)	Purchases.

None of the members of Active Power’s Board of Directors or Active Power’s executive officers may participate in the offer. The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of new options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. See also (i) the amended form of stock option agreement under the 2000 Stock Plan attached hereto as Exhibit (a)(1)(H), and (ii) the Active Power, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Active Power’s Registration Statement on Form S-1 (SEC File No. 333-36946)).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under Section 3, “Purpose of the offer” is incorporated herein by reference.

(b)	Uses of securities acquired.

The information set forth in the Offer to Exchange under Section 6, “Acceptance of options for exchange and issuance of new options,” and Section 12, “Status of options acquired by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 3, “Purpose of the offer,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Sources of funds.

The information set forth in the Offer to Exchange under Section 9, “Source and amount of consideration; terms of new options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under Section 7, “Conditions of the offer,” is incorporated herein by reference.

(c)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial information.

The information set forth in the Offer to Exchange under Section 18, “Financial statements,” is incorporated herein by reference.

(b)	Pro forma information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Exchange under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.

(b)	Other material information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Options for New Options, dated July 16, 2009

(a)(1)(B)	Email to all eligible employees from James Clishem, dated July 16, 2009

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(F)	Form of reminder emails

(a)(1)(G)	Form of stock option agreement under the 2000 Stock Incentive Plan

(a)(1)(H)	Eligible employee presentation materials

(a)(1)(I)	Active Power, Inc. 2000 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to Active Power’s Registration Statement on Form S-1 (SEC File No. 333-36946)

(a)(1)(J)	Form of Personnel Summary

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIVE POWER, INC.

/s/ JOHN K. PENVER
John K. Penver
Chief Financial Officer

Date: July 16, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Options for New Options, dated July 16, 2009

(a)(1)(B)	Email to all eligible employees from James Clishem, dated July 16, 2009

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(F)	Form of reminder emails

(a)(1)(G)	Form of stock option agreement under the 2000 Stock Incentive Plan

(a)(1)(H)	Eligible employee presentation materials

(a)(1)(I)	Active Power, Inc. 2000 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to Active Power’s Registration Statement on Form S-1 (SEC File No. 333-36946)

(a)(1)(J)	Form of Personnel Summary

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable